ROYAL BANK OF CANADA ANNOUNCES CHANGE
IN PRIMARY GAAP FOR FINANCIAL REPORTING

TORONTO, April 18, 2005 — Royal Bank of Canada (RY on TSX and NYSE) today announced that commencing with the second quarter of 2005, it will change its primary financial statement reporting basis from United States generally accepted accounting principles (“GAAP”) to Canadian GAAP, which is also the primary reporting basis for the other Canadian banks. RBC will reconcile material differences between U.S. GAAP and Canadian GAAP in its annual consolidated financial statements in accordance with applicable requirements of the New York Stock Exchange and the U.S. Securities and Exchange Commission, and will also reconcile any such material differences in its unaudited interim consolidated financial statements to U.S. GAAP.

     Several years ago, RBC chose to use U.S. GAAP financial statements as its primary financial statement reporting basis in order to facilitate the comparison of RBC’s financial information to its North American peers, most of which report using U.S. GAAP. During this period RBC published both U.S. GAAP and Canadian GAAP financial statements and other information.

     Since U.S. and Canadian GAAP have been converging in recent years and there are now significantly fewer differences between the two GAAPs, there is no longer the imperative for U.S. GAAP to be the primary reporting basis. RBC will continue to actively monitor and respond to changes in U.S. GAAP. RBC has a significant and strategic presence in the United States and recognizes the influence of U.S. GAAP on the development of accounting standards internationally.

About RBC Financial Group

     Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest bank as measured by assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs approximately 60,000 people who serve more than 12 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit www.rbc.com.

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Media Relations Contact
Jackie Braden, Media Relations,jackie.braden@rbc.com, (416) 974-4124 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contact
Nabanita Merchant, Senior Vice President, Investor Relations, nabanita.merchant@rbc.com, (416) 955-7803